October 7, 2005

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trend Micro Incorporated

Form 20-F for Fiscal year Ended December 31, 2004

File No. 333-10486

Dear Mr. Krikorian:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated September 7, 2005, with respect to the annual report on Form 20-F of Trend Micro Incorporated (“Trend Micro” or the “Company”) for the year ended December 31, 2004. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the staff’s comments, we have agreed to revise relevant disclosures in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Information on the Company — Business Overview — Regional Overview, page 26

1.	We note your disclosure that you “make rebate payments to SOFTBANK based on SOFTBANK’s achievement of sales targets.” Tell us the amount of rebates recorded in each period presented, where the rebates are reflected in the consolidated statements of income and your accounting policy related to these rebate payments. Describe your consideration of paragraph 9 of EITF01-09.

Response:	Rebate payments to SOFTBANK are Yen 338 million, Yen 460 million and Yen 1,052 million for the years ended December 31, 2002, 2003 and 2004, respectively. All of these amounts are recorded as reductions in sales revenue in the period the sales are made. The SOFTBANK payments are recorded as reductions of revenue in accordance with our accounting policy as they do not meet the criteria set out in Paragraph 9 EITF 01-9 for recognition separate from sales revenue. Specifically, as required by the EITF, we presume cash consideration given by us to a vendor is a reduction of the selling price for our products. We have also evaluated the criteria in Paragraph 9(a) and 9(b) with respect to SOFTBANK and cannot identify an identifiable benefit sufficiently separable from SOFTBANK’s purchase of our products such that we could overcome the presumption of a reduction in the selling price.

Note 1 — Significant Accounting Policies

Revenue recognition, page F-12

2.	You state that the Company may approve certain returns from intermediaries or end-users. Tell us how your accounting for these return rights complies with each of the criteria set forth in paragraph 6 of SFAS 48. In addition, your response should address SAB Topic 13A(4)(b).

Response:	As of December 31, 2004, Trend Micro had a sales return allowance of Yen 572 million in its consolidated balance sheet, 62.4% related to Japanese operations, 23.1% related to European operations, and 10.3% related to US operation. In Japan and US, the sales return allowance is calculated utilizing the historical rate of returned goods unsold. As discussed in (f) below, in Europe, full returnable amounts that are stipulated in the contracts are accrued.

Regarding revenue recognition when rights of return exist, we believe that each of the criteria set forth in paragraph 6 of SFAS 48 are met. An analysis of the criteria is set forth below:

(a) The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

• Order amounts and prices are specified in the written contract and order form. Therefore, the seller’s price to the buyer is fixed at the date of sale.

(b) The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.

• Payment terms are specified in the written contract and accounts receivable are collected based on the agreed payment terms.

(c) The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

•      According to the contract, the buyers are obligated to inspect the delivered products for obvious and visible defects within specified days from the date of delivery. The risk of loss is deemed to be transferred to the buyer when inspected under the contract.

(d) The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

• The buyers to whom we sell have economic substance apart from Trend Micro, comprising end customers, unrelated retailers and distributors.

(e) The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

•      The Company is not involved in the relationship between distributor and retailer. Additionally, the Company does not have any commitment for future resale activities by the buyer both in the contract and in substance.

(f) The amount of future return can be reasonably estimated.

•      In Japan and the US, the sales return allowance is calculated utilizing the rate of returned goods multiplied by the actual sales amount. The rate of returned goods is assessed based on the historical experience and re-evaluated on a quarterly basis. When a large amount of returns exceeding past experience are expected, specific allowance is accrued by management. (For example, allowance for specific malfunctioned products, which would be returned next quarter.)

Europe started sales in which rights of return exist in the middle of the year ended December 31, 2004. Therefore we do not have sufficient past experience to reasonably estimate the actual return rate. As a result, full returnable amounts that are stipulated in the contracts are recognized as revenue when the return privilege has expired, not when the products are sold.

Regarding sales return allowance, we respond to the factors, which impair the ability to make a reasonable estimate, set forth in paragraph 8 of SFAS 48 and SAB Topic 13A(4)(b) as follows:

(a) The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand.

• Our software products are periodically replaced by newer versions, but we do not believe this impacts our ability to reliably estimate sales returns.

(b) Relative long periods in which a particular product may be returned.

• The average return period is relatively short, i.e. between 30 to 90 days from the date of purchase.

(c)    Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers.

•      Japan has historical sales data for more than five years, the United States for three years. In case where past experience is limited, management accrues full returnable amounts that are stipulated in the contract and records the reversal when the return privilege has expired.

(d) Absence of a large volume of relatively homogeneous transactions.

• We have a sufficiently large volume of homogenous transactions in the year to make a reasonable estimate of the sales allowance.

Other factors

(1) Significant increases in or excess levels of inventory in a distribution channel.

• We have not experienced such a situation in the past.

(2) Lack of “visibility” into or the inability to determine or observe the levels of inventory in a distribution channel and the current level of sales to end-users.

• We have not experienced such a situation in the past.

(3) Expected introductions of new products that may result in the technological obsolescence of and larger than expected returns of current products.

• We have not experienced such a situation in the past.

(4) The significance of a particular distributor to the registrant’s business, sales and marketing.

• As discussed in our Form 20-F, SOFTBANK is a significant distributor for the company, but we do not believe its significance impacts our ability to make reasonable estimates of sales returns.

(5) The newness of a product.

• Our products are well established, with more than 10 years history.

(6) The introduction of competitors’ products with superior technology or greater expected market acceptance.

• We have not experienced such a situation in the past.

(7) Other factors that affect market demand and changing trends in that demand for the registrant’s products.

• We have not experienced such a situation in the past.

3.	Your disclosures on page 33 indicate that you maintain separate valuation accounts for the allowances for doubtful accounts and sales returns. Tell us why you have not separately presented these amounts in Schedule II. Provide us with this data separately for each valuation allowance.

Response:	The table below shows the separate tabular disclosures of the allowance for doubtful accounts and sales returns. We have not historically presented this information separately as we do not believe the amounts were individually significant enough for separate disclosure. We will revise future filings to provide separate Schedule II disclosure of the allowance for doubtful accounts and sales returns.

Allowance for sales return (Thousands of Yen)

	Beginning balance	Net adjustment charged to sales	Other	Ending balance
2002	643,623	(274,488)	(6,906)	362,229
2003	362,229	91,678	(7,486)	446,421
2004	446,421	132,528	(6,826)	572,123

The decrease in the allowance for sales returns in 2002 is a result of a revision in the historical return rate because of strong demand for the Company’s products as computer viruses became more prevalent in Japan.

Allowance for bad debt (Thousands of Yen)

	Beginning balance	Additions charged to costs and expenses	Deductions	Other	Ending balance
2002	206,753	459,780	(61,785)	(4,940)	599,808
2003	599,808	278,150	(301,299)	654	577,313
2004	577,313	8,138	(309,465)	16,829	292,815

The relatively high additions charged to costs and expenses in 2002 and 2003 relate to specific allowances for certain customers in the UK and France (2002) and Germany (2003).

In future filings we will separately disclose the allowance for sales returns and allowance for doubtful accounts, as well as describing the movements in the provisions in Item 5 of our Form 20-F.

Note 10 — Research and development and maintenance costs, and software development costs, page F-20

4.	We note that you classify maintenance costs within operating expenses. Tell us why you do not consider these costs to be costs of revenue. Describe the nature of the maintenance costs, indicating whether they are incurred for enhancement or for maintenance. Address Questions 23 to 25 of FASB Staff Implementation Guide to SFAS 86 in your response. Additionally, provide a similar explanation for the classification of customer support costs (Note 18, page F-33) as operating expenses instead of costs of revenue. Describe whether the support is for sales and marketing or for post-sales customer support.

Response:

Maintenance costs represent the costs incurred in the product sustain stage of our anti-virus software product development cycle, which is the period from the First Commercial Shipment (“ FCS”) of the products into market to the End of the product Life (“EOL “). The maintenance activities during this period consist of not only simple program-bug-fixing but also minor version-ups. Due to the nature of our software products targeting the IT security market where technological improvements are very rapid in terms of hardware, operating system and network system of our users, various unexpected product defects such as compatibility issues with our users’ IT configurations sometimes occur subsequent to FCS. In order to remediate the defects, we from time to time release minor version-ups. The minor version-ups are not to modify an existing product to extend the life or improve the marketability significantly, accordingly, we do not consider these maintenance activities to be product enhancements as discussed in Question 23-25 of the FASB Staff Implementation Guide to SFAS 86. Therefore we charge the maintenance costs to expense when those costs are incurred.

We consider the product sustain activities are similar in nature to our R&D activities and that accumulated knowledge from the product sustain activities becomes the basis for developing evolved products, therefore, we have classified the maintenance costs as operating expenses rather than cost of sales.

Customer support costs represent the costs incurred in connection with Virus Pattern File development and update activities as along with other customer support activities such as trouble shooting, emerging virus information gathering and product defect information gathering. This research and analysis of new virus information for developing and updating the Virus Pattern File is one of the most critical activities for our business, and claims or virus information reported by our users are one of the most important data sources for identifying and analyzing emerging Software Virus. The Virus Pattern File is critical content for our software products. On this basis, we view that our customer support activities contribute to the basis for developing our evolved products similarly in our product sustain activities, therefore we have classified those costs as operating expenses rather than cost of sales.

In light of the Staff’s comment we will revise future filings to include maintenance costs and customer support costs as part of cost of sales and reclassify the prior year presentation.

Note 12 — Short-term borrowings and long-term debt, page F-22

5.	We note that “based on [your] incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of disturbing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.” With regard to these transactions, we have the following comments:

•	Given that you repurchased these warrants “at the time” as they were issued, explain why you structured these transactions as debt issuances rather than issuing the warrants to the individuals directly.

•	Tell us how you accounted for the relative fair value of the warrants at issuance and upon repurchase.

Response:

In Japan, until amendment of the Commercial Code on April 1, 2002, the Company could not directly issue warrants to employees of subsidiaries. As an alternative, we issued “Incentive Warrant Bonds” as provided for in the “Detailed Regulations concerning Capital Increase through Third-Party Allocation of Shares before Registration and Transfer of Stock, etc. involving Special-Interest Parties, etc. (Article 2, item 10, the relevant provision was amended as of April 1, 2002), established by Japan Securities Dealers Association. These Incentive Warrant Bonds allowed us to grant warrants as incentive compensation for employees and directors of the Company and its subsidiaries. The structure of the incentive warrant bonds involves the issuance by the Company to a third party investor of unsecured bonds with detachable warrants at market value and concurrent repurchase of the warrant components of the bond at the same value.

The repurchased warrants were then granted to employees, allowing them to acquire a fixed number of shares at a price equal to the market value on the date the awards are granted and are accounted for using APB 25 as fixed awards, which results in no compensation expense. For purposes of FAS 123 pro forma disclosure, we engage a securities firm to value the warrants using a Black-Scholes model.

Note that subsequent to April 1, 2002, the Commercial Code was amended to allow the issue of warrants directly to employees and directors of subsidiaries, eliminating the need for us to issue Incentive Warrant Bonds.

Note 13 — Stock Option, page F-22

6.	We note that the warrant activity table shows warrants being redeemed. Tell us what is meant by “redemption” of these warrants, the circumstances surrounding these redemptions and what value were they redeemed (e.g., fair value). See Issue 23 of EITF 00-23 and Question 14 of FIN 44.

Response:

The use of the term “redemptions” in the warrant activity table on page F-22 represents “expirations” as described in paragraph 47 (a) of FAS 123. We will revise future filings to clarify this disclosure.

*    *    *    *    *

Trend Micro acknowledges that:

•	Trend Micro is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	Trend Micro may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned.

Very truly yours,

/s/ Mahendra Negi
Mahendra Negi
Representative Director,
Chief Financial Officer and Executive Vice President

cc:	Jason Niethamer
Tammy Targon
(Division of Corporation Finance,
Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
(Sullivan & Cromwell LLP)

Hideki Minamibayashi
Director of Corporate Finance
(Trend Micro Incorporated)